EXHIBIT 12
DEERE & COMPANY AND CONSOLIDATED SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended April 30		Year Ended October 31

	2004	2003	2003	2002	2001	2000	1999

	(In thousand of dollars)
Earnings:
Income of consolidated group before income taxes	$1,004,031	$503,676	$971,277	$602,705	$(24,757)	$777,507	$365,135

Dividends received from less-than-fifty percent owned affiliates	20,661	410	3,151	2,236	1,675	3,065	5,734

Fixed charges excluding capitalized interest	306,080	323,597	643,511	659,263	787,737	693,626	571,949

Total earnings	$1,330,772	$827,683	$1,617,939	$1,264,204	$764,655	$1,474,198	$942,818

Fixed charges:
Interest expense of consolidated group including capitalized interest	$298,558	$312,548	$628,647	$637,571	$766,254	$677,424	$557,740

Portion of rental charges deemed to be interest	7,522	11,073	15,044	22,145	22,030	17,122	15,347

Total fixed charges	$306,080	$323,621	$643,691	$659,716	$788,284	$694,546	$573,087

Ratio of earnings to fixed charges*	4.35	2.56	2.51	1.92	**	2.12	1.65

The computation of the ratio of earnings to fixed charges is based on applicable amounts of the Company and its consolidated subsidiaries plus dividends received from less than fifty percent-owned affiliates. "Earnings" consist of income before income taxes, the cumulative effect of changes in accounting and fixed charges excluding capitalized interest. "Fixed charges" consist of interest on indebtedness, amortization of debt discount and expense, an estimated amount of rental expense that is deemed to be representative of the interest factor, and capitalized interest.

*	The Company has not issued preferred stock. Therefore, the ratios of earnings to combined fixed charges and preferred stock dividends are the same as the ratios presented above.

**	For the year ended October 31, 2001, earnings available for fixed charges coverage were $24 million less than the amount required for a ratio of earnings to fixed charges of 1.0.